

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

George T. Sharp
Chief Executive Officer
Tombstone Technologies, Inc.
10001 Woodloch Forest Drive, Suite 325
The Woodlands, TX 77380

> **Re: Tombstone Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 000-53515**
> **Filed November 5, 2010**

Dear Mr. Sharp:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant